FILED PURSUANT TO RULE NO. 424(b)(3)
REGISTRATION NO. 333-85711

National Fuel Gas Company
Direct Stock Purchase and
Dividend Reinvestment Plan

National Fuel [LOGO]

Prospectus
October 19, 2001

Shareholder Services
phone (800) 648-8166

TABLE OF CONTENTS

National Fuel Gas Company Direct Stock Purchase
         and Dividend Reinvestment Plan..........................  3
National Fuel Gas Company........................................  3
The Plan:

         Investment Options:

         Safekeeping of Your Stock Certificates

         Miscellaneous:
              Available Information/Incorporation
              of Documents by Reference.......................... 16
              Stock Splits, Stock Dividends
              and Other Distributions............................ 17
              Voting of Proxies.................................. 17
              Responsibility of Administrator

        Neither the Securities and Exchange Commission nor any state securities regulators have determined if this Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

NATIONAL FUEL GAS COMPANY DIRECT STOCK PURCHASE
AND DIVIDEND REINVESTMENT PLAN

        This Prospectus describes the National Fuel Gas Company Direct Stock Purchase and Dividend Reinvestment Plan (the Plan). The Plan promotes long-term ownership in National Fuel Gas Company (National Fuel or the Company) by offering:

  A simple, cost-effective method for purchasing shares of National Fuel common stock directly from the Company.
  A way to increase your holdings in National Fuel by reinvesting your cash dividends.
  The opportunity to purchase additional shares by making optional cash investments.

        You do not have to be a current shareholder of National Fuel to participate in the Plan. You can purchase your first shares of National Fuel stock through the Plan by making an initial investment of $1,000 or more, which includes an enrollment fee of $10 plus a trading fee which is currently $0.12 per share.

NATIONAL FUEL GAS COMPANY

        National Fuel is a vertically integrated natural gas operation which has six major business segments: a utility segment, a pipeline and storage segment, an exploration and production segment, an international segment, an energy marketing segment, and a timber segment. The Company produces, transports and sells natural gas. The Company was incorporated in New Jersey in 1902. Whenever this Prospectus refers to “shares” or “stock,” it means the Company’s common stock. The Company’s principal executive offices are located at 10 Lafayette Square, Buffalo, New York 14203, and its telephone number is (716) 857-7000.

SUMMARY OF THE PLAN

ENROLLMENT: New shareholders can join by making an initial investment of at least $1,000, which includes an enrollment fee of $10 plus a trading fee which is currently $0.12 per share. No action is required for current participants. Other existing National Fuel shareholders can participate by submitting a completed Enrollment Form. If your shares are held in a brokerage account, you may participate directly by registering some or all of your shares in your name. The $10 enrollment fee does not apply to existing shareholders joining the Plan.

REINVESTMENT OF DIVIDENDS: You can reinvest all or a portion of your cash dividends toward the purchase of additional shares of National Fuel stock without paying trading fees. In the alternative, you can have dividends paid to you by check mailed to your address, or by automatic deposit to your bank account.

OPTIONAL CASH INVESTMENTS: After you are enrolled in the Plan, you can buy additional shares of National Fuel stock without paying any fees. You can invest a minimum of $100 at any one time, up to $120,000 in the aggregate per calendar year. You can pay by check or have your payment automatically withdrawn from your bank account.

FULL INVESTMENT: Full investment of your dividends is possible because the Company will credit your account with both whole and fractional shares. National Fuel pays dividends on both whole shares and fractional shares.

SAFEKEEPING OF CERTIFICATES: You can deposit your National Fuel stock certificates with the Administrator for safekeeping at no cost to you. A certificate for your shares will be sent to you, free of charge, upon request.

GIFTS OR TRANSFERS OF SHARES: You can give or transfer your National Fuel shares to others.

SELL SHARES CONVENIENTLY: You can sell National Fuel stock out of your Plan account.

TRACKING YOUR INVESTMENT: You will receive a statement or a notification after each transaction. Statements provide the details of the transaction and show the share balance in your Plan account.

ADMINISTRATOR OF THE PLAN

        National Fuel has designated Computershare Trust Company to administer the Plan and act as Agent for the participants. Computershare Trust Company has designated its affiliates, Computershare Investor Services, LLC and Harris InvestorLine, Inc., and other agents to perform certain services for the Plan. These companies will purchase and hold shares of stock for Plan participants, keep records, send statements and perform other duties required by the Plan.

        The Administrator may be contacted at National Fuel Shareholder Services as detailed below.

INQUIRIES: NATIONAL FUEL SHAREHOLDER SERVICES

                For information about the Plan:

                Call National Fuel Shareholder Services:
                                 (800) 648-8166

                Outside the United States call collect:
                                 (312) 588-4990

                Internet:
                                 www-us.computershare.com/investors

                E-mail:
                                 web.queries@computershare.com

                Send Optional Cash Investments to:

                Computershare Investor Services
                P.O. Box 6294
                Carol Stream, IL 60197-6294

        Make check or money order payable to National Fuel Gas Company in U.S. dollars. The transaction stub from the bottom of your statement must be included with your investment.

                All other notices and correspondence should be sent to:

                Computer Investor Services
                P.O. Box A3504
                Chicago, IL 60690-3504

                Please include your daytime phone number.

ENROLLMENT

        You are eligible to participate in the Plan if you meet the requirements outlined below. If you live outside the U.S., you should first determine if there are any governmental regulations that would prohibit your participation in the Plan.

        If you do not currently own any National Fuel stock, you can join the Plan by making an initial investment of at least $1,000, but not more than $120,000. You can get started in the Plan by returning a completed Enrollment Form to National Fuel Shareholder Services along with your check or money order payable to National Fuel Gas Company. A $10 enrollment fee and applicable trading fees will be deducted from your initial investment. The Administrator will arrange for the purchase of shares for your account but will not pay interest on amounts held pending investment. Please allow two weeks for your account to be established, initial shares to be purchased and a statement mailed to you. (See “Purchase of Shares for the Plan” on page 9.)

        If you already own National Fuel stock and the shares are registered in your name, you may join the Plan by returning a completed Enrollment Form to National Fuel Shareholder Services. If you currently participate in the Plan, you need not take any other action unless you want to make a change.

        If your shares are held in a brokerage, bank or other intermediary account, and you wish to participate directly in the Plan, you should direct your broker, bank, or trustee to register some or all of your National Fuel shares directly in your name. You can then get started in the Plan by returning a completed Enrollment Form to National Fuel Shareholder Services.

INVESTMENT OPTIONS

        Once enrolled in the Plan, you have the following choices:

DIVIDEND REINVESTMENT: You can choose to reinvest all or a portion of the regular cash dividends paid on your shares held in the Plan toward the purchase of additional shares of National Fuel stock. You can change your dividend reinvestment election at any time by notifying National Fuel Shareholder Services. For a particular dividend to be reinvested, your notification must be received prior to the record date for that dividend. (The record date is normally 15 to 17 days prior to the payment date.)

        You may, of course, choose not to reinvest any of your dividends, in which case the Administrator will remit all dividends to you.

        If you elect to reinvest your dividends, you must choose one of the following when completing the Dividend Reinvestment section of the Enrollment Form:

        Full Dividend Reinvestment: Purchase additional shares by reinvesting all of your cash dividends.

        Partial Dividend Reinvestment: If you choose to reinvest less than all of your dividends you must specify the percentage of your shares on which you want the dividends reinvested. You will receive the dividends on the remaining shares, either by check mailed to your address or by direct deposit into your bank account as described below.

DEPOSIT CASH DIVIDENDS ELECTRONICALLY: If you choose partial dividend reinvestment or no dividend reinvestment, you can have all of your cash dividends deposited directly into your bank account instead of receiving a check by mail. Just complete the appropriate sections of the Enrollment Form or notify National Fuel Shareholder Services. Direct Deposit Authorization Forms will be acted upon as soon as possible after they are received. You can change your designated bank account for direct deposit or discontinue this feature by notifying National Fuel Shareholder Services.

OPTIONAL CASH INVESTMENTS: You can purchase additional shares of National Fuel stock by using the Plan’s optional cash investment feature. You must invest at least $100 at any one time and cannot invest more than $120,000 in a calendar year. Interest will not be paid on amounts held pending investment.

        By Check or Money Order: You may make optional cash investments by sending a check or money order payable to National Fuel Gas Company. Do not send cash. To facilitate processing of your investment, please use the transaction stub located on the bottom of your statement. Mail your investment and transaction stub to the address specified on the statement. You may not sell or withdraw shares purchased by check for a period of 14 days from the receipt of the check. A $25 fee will be assessed for a check that is returned for insufficient funds.

        By Automatic Withdrawal from your Bank Account: If you wish to make regular monthly purchases, you can authorize an automatic monthly withdrawal from your bank account. This feature enables you to make ongoing investments without writing a check. Funds will be deducted from your account on the 23rd day of each month. If this date falls on a bank holiday or weekend, funds will be deducted on the next business day. Please allow four to six weeks for the first automatic monthly withdrawal to be initiated. You must notify National Fuel Shareholder Services in writing to change or terminate automatic withdrawal.

PURCHASE OF SHARES FOR THE PLAN

PURCHASE INTERVALS: The Administrator will make arrangements to use initial and optional cash investments to purchase National Fuel shares as promptly as practical, but at least once each week. The Administrator will use reinvested dividends to purchase shares on a quarterly basis. Purchases may be made over a number of days to meet the requirements of the Plan.

SOURCE AND PRICING OF SHARES:

        Source of Shares: Stock needed to meet the requirements of the Plan will either be purchased in the open market or issued directly by National Fuel from authorized but unissued shares or treasury shares, as determined by National Fuel.

        Shares Purchased in the Open Market: If the shares are purchased in the open market, your price per share will be the weighted average price of shares purchased to satisfy Plan requirements. Trading fees incurred by the Plan for purchases paid by National Fuel will be reported to you as taxable income. All fractional shares are calculated to four decimals and are credited to your account.

        Shares Purchased from National Fuel: If the shares are purchased from National Fuel, your price per share for initial and optional cash investments will be the average of the daily high and low sale prices quoted on the New York Stock Exchange (NYSE) Composite Transactions listing for the day the shares are purchased. For quarterly reinvestment of dividends, your price per share will be the average of the daily high and low sale prices quoted on the NYSE Composite Transactions listing for the three-day period, beginning on the last business day before the dividend payment date and ending on the first business day after, surrounding the dividend payment date. If there is no trading of National Fuel stock on the NYSE for a substantial period of time during the pricing period, then the price per share will be determined by National Fuel on the basis of such market quotations as it considers appropriate.

TIMING AND CONTROL: Because the Administrator will arrange for the purchase of shares on behalf of the Plan, neither National Fuel nor any participant in the Plan has the authority or power to control either the timing or pricing of shares purchased or the selection of the broker making the purchases. Therefore, you will not be able to precisely time your purchases through the Plan, and will bear the market risk associated with fluctuation in the price of National Fuel stock. That is, if you send in an initial or optional cash investment, it is possible that the market price of National Fuel stock could go up or down before the administrator purchases stock with your funds. In addition, you will not earn interest on initial or optional cash investments for the period before the shares are purchased.

SALE OF SHARES FOR THE PLAN

        You can sell any number of shares held in your Plan account, or in book entry form, by notifying National Fuel Shareholder Services. The Administrator will arrange for sales to be made at least weekly. Sales may be made more frequently if volume warrants. The sale price will be the weighted average price of all shares sold for Plan participants during that period. You will receive the proceeds of the sale less a $15 sales transaction fee, a trading fee which is currently $0.12 per share, and any required tax withholdings. (See “Plan Service Fees” on page 13.)

        You can choose to sell your shares through a stockbroker of your choice, in which case you can transfer shares to your stockbroker of record through the Direct Registration System by contacting the Administrator or by requesting a certificate for your shares from National Fuel Shareholder Services. (See “Issuance of Certificates” on page 12.) Keep in mind that you will not receive your certificate until two to three weeks after you request it. You should not sell your shares until you have the certificate in your hands, so that you can deliver the certificate to your buyer within the legally required time (about three days).

        Please note that if your total holdings fall below one share, the Administrator will liquidate the fractional share, remit the proceeds to you, less any applicable fees, and close your Plan account.

TIMING AND CONTROL: Because the Administrator will sell the shares on behalf of the Plan, neither National Fuel nor any participant in the Plan has the authority or power to control the timing or pricing of shares sold or the selection of the broker making the sales. Therefore, you will not be able to precisely time your sales through the Plan, and you will bear the market risk associated with fluctuation in the price of National Fuel stock. That is, if you send in a request to sell shares, it is possible that the market price of National Fuel stock could go down or up before the administrator sells your shares. In addition, you will not earn interest on a sales transaction.

SAFEKEEPING OF YOUR STOCK CERTIFICATESIN
BOOK ENTRY FORM

        Shares of National Fuel stock that you buy under the Plan will be maintained in your Plan account for safekeeping in book entry form. You will receive a periodic statement detailing the status of your holdings. For more information, see “Tracking Your Investments” on page 14. Any National Fuel shareholder may use the Plan’s “safekeeping” service to deposit their National Fuel stock certificates at no cost. Safekeeping is beneficial because you no longer bear the risk and cost associated with the loss, theft, or destruction of stock certificates. With safekeeping, you have the option of receiving cash dividends, reinvesting your dividends or taking advantage of the sale of shares feature of the Plan. Certificates will be issued only upon written request to National Fuel Shareholder Services. (See “Issuance of Certificates” on page 12.)

        To use the safekeeping service, send your certificates to National Fuel Shareholder Services by registered mail, insured, with with written instructions to deposit them in safekeeping. Do not endorse the certificates or complete the assignment section.

GIFTS OR TRANSFERS OF SHARES

        You can give or transfer National Fuel shares to anyone you choose by:

  Making an initial $1,000 cash investment to establish an account in the recipient's name; or
  Submitting an optional cash investment on behalf of an existing shareholder in the Plan in an amount not less than $100 nor more than $120,000 per year; or
  Transferring shares from your account to the recipient.

        You must transfer a whole number of shares unless you transfer your entire account. You may transfer shares to new or existing shareholders. National Fuel Shareholder Services will automatically place such new accounts in full dividend reinvestment status. New participants, at their discretion, may elect another option.

        You must have your signature guaranteed by a financial institution participating in the Medallion Guarantee program. The Medallion Guarantee program ensures that the individual signing the transfer authorization is in fact the registered owner as it appears on the records of the Administrator.

        If you need additional assistance, please call National Fuel Shareholder Services at (800) 648-8166.

ISSUANCE OF CERTIFICATES

        You can withdraw all or some of the shares from your Plan account by notifying National Fuel Shareholder Services.

        Certificates will be issued for whole shares only. In the event your request involves a fractional share, a check (less any applicable fees) for the value of the fractional share will be mailed to you. You should receive your certificate within two to three weeks of mailing your request. You should not sell your shares until you have the certificate in your hands, so that you can deliver the certificate to your buyer within the legally required time (about three days).

        Certificates will be issued in the name(s) in which the account is registered, unless otherwise instructed. If the certificate is issued in a name other than your Plan account registration, the signature on the instructions or stock power must be guaranteed by a financial institution participating in the Medallion Guarantee program, as described previously.

PLAN SERVICE FEES

Enrollment Fee for
  New Investors................... $10.00 per account enrollment
Initial Purchase of Shares........ currently $0.12 per share trading fee
Sale of Shares (partial or full):
  Transaction Fee................. $15.00 per sale transaction
  Trading Fee..................... currently $0.12 per share
Reinvestment of Dividends......... No Charge
Optional Cash Investments via
  Check or Automatic Investment... No Charge
Gift or Transfer of Shares........ No Charge
Safekeeping of Stock
  Certificates.................... No Charge
Certificate Issuance.............. No Charge
Returned Checks
  (insufficient funds, etc.)...... $25.00 per check
Duplicate Statements
  Current year.................... No Charge
  Prior year(s)................... $20.00 fee per statement
                                   request

        The Administrator will deduct the applicable fees from either the initial investment or proceeds from a sale.

TRACKING YOUR INVESTMENTS

        If you participate in dividend reinvestment, National Fuel Shareholder Services will mail you a quarterly statement showing all transactions (shares, amounts invested, purchase prices) for your account including year-to-date and other account information. Supplemental statements or notices will be sent when you make an initial or optional cash investment or a deposit, transfer or withdrawal of shares.

        If you do not participate in dividend reinvestment, National Fuel Shareholder Services will mail you a statement or notice confirming any transactions you make. If you continue to be enrolled in the Plan, but have no transactions, National Fuel Shareholder Services will mail you an annual statement of your holdings.

        Please retain your statements to establish the cost basis of shares purchased under the Plan for income tax and other purposes.

        You should notify National Fuel Shareholder Services promptly of any change in address since all notices, statements and reports will be mailed to your address of record.

U.S. FEDERAL INCOME TAX INFORMATION

        The following summary is based upon interpretations of current federal tax law. It is important for you to consult your own tax advisers to determine particular tax consequences, including state income tax (and other taxes, such as stock transfer tax) consequences, which vary from state to state and which may result from participation in the Plan and subsequent disposition of shares acquired pursuant to the Plan. If you reside outside the United States, income tax consequences will vary depending upon the jurisdiction in which you reside.

        Cash dividends reinvested under the Plan will be taxable as having been received by you even though you have not actually received them in cash. You will receive an annual statement from the Administrator indicating the amount of reinvested dividends reported to the U.S. Internal Revenue Service as dividend income. The statement will also reflect any trading fees paid by National Fuel on your behalf for purchases of shares.

        The amount of the cash dividends reinvested by you will be taxable as a dividend to the extent of National Fuel’s current or accumulated earnings and profits. To the extent the distribution is in excess of National Fuel’s current or accumulated earnings and profits, the distribution will be treated first as a tax-free return of capital, reducing the tax basis in your shares, and the distribution in excess of your tax basis will be taxable as gain realized from the sale of its shares.

        Shares acquired through the Plan will have a tax basis equal to the amount of the cash dividend reinvested in such shares.

        You will not realize gain or loss for U.S. Federal income tax purposes upon the transfer of shares to the Plan or the withdrawal of whole shares from the Plan. You will, however, generally realize gain or loss upon the sale of shares (including the receipt of cash for fractional shares) held in the Plan.

        The amount of any such gain or loss will be the difference between the amount that you received for the shares or fractional shares and the tax basis thereof.

        If you fail to provide certain federal income tax certifications in the manner required by law, dividends, proceeds from the sale of fractional shares and proceeds from the sale of shares held for your account will be subject to federal income tax withholding at the applicable rate (as of October, 2001, 30.5%). If withholding is required for any reason, the appropriate amount of tax will be withheld. Certain shareholders (including most corporations) are, however, exempt from the above withholding requirements.

        If you are a foreign shareholder, your dividends are subject to federal income tax withholding at the treaty rate. If applicable, the appropriate amount will be withheld and the balance in shares will be credited to your account.

MISCELLANEOUS

Available Information/Incorporation of Documents by Reference

        National Fuel files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information National Fuel files at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. National Fuel’s SEC filings are also available to the public from commercial document retrieval services, and at the website maintained by the SEC at www.sec.gov.

        The SEC allows National Fuel to “incorporate by reference” the information it files with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this Prospectus, and later information filed with the SEC will update and supersede this information. The documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the Plan is terminated comprise the incorporated documents:

  Annual Report on Form 10-K for the year ended September 30, 2000;
  Quarterly Reports on Form 10-Q for the quarters ended December 31, 2000, March 31, 2001 and June 30, 2001;
  Current Reports on Form 8-K dated October 17, 2000, November 2, 2000, February 6, 2001, May 4, 2001, June 19, 2001, July 27, 2001, September 7, 2001, September 21, 2001, October 17, 2001, and October 18, 2001;
  Description of National Fuel's common stock contained in its Registration Statement No. 333-74887 on Form S-4; and
  Description of National Fuel’s Common Stock Purchase Rights contained in its Registration Statement on Form 8-A filed on June 14, 1996, as amended by its Form 8-A/A filed on April 30, 1999.

        Upon request National Fuel will provide, without charge, a copy of any or all of the documents incorporated by reference in this document (other than exhibits to such documents, unless the exhibits are specifically incorporated by reference in such documents). Your requests for copies should be directed to National Fuel Investor Relations, 10 Lafayette Square, Room 1000, Buffalo, NY 14203 (Telephone: 716-857-6987).

        You should rely only on the information incorporated by reference or provided in this Prospectus or in any Prospectus supplement. National Fuel has authorized no one to provide you with different information. National Fuel is not making an offer to sell stock in any state or country where the offer is not permitted.

        You should not assume that the information in this Prospectus or a Prospectus supplement is accurate as of any date other than the date on the front of the document.

Stock Splits, Stock Dividends and Other Distributions

        In the event dividends are paid in National Fuel common stock, or if National Fuel common stock is distributed in connection with any stock split or similar transaction, each account will be adjusted to reflect the receipt of the common stock so paid or distributed.

Voting of Proxies

        National Fuel will mail you proxy materials including a proxy card representing both the shares for which you hold certificates and the shares, full and fractional, in your Plan account. The proxy will be voted as indicated by you. If you do not return your signed proxy card or otherwise cast your vote in accordance with the instructions in the proxy package, none of your shares will be voted.

Responsibility of Administrator and
National Fuel Gas Company

        Neither National Fuel Gas Company nor the Administrator will be liable for any act they do in good faith or for any good faith omission to act. This includes, without limitation, any claims of liability:

  For failure to terminate your account upon your death prior to receiving written notice of such death; or
  Relating to purchases or sales prices reflected in your Plan account or the dates of purchases or sales of your Plan shares; or
  For any fluctuation in the market value after purchase or sale of shares.

        The payment of dividends is at the discretion of National Fuel’s Board of Directors and will depend upon future earnings, the financial condition of National Fuel Gas Company and other factors. The Board may change the amount and timing of dividends at any time without notice.

        Neither National Fuel Gas Company nor the Administrator can assure you a profit or protect you against a loss on the shares you purchase under the Plan.

Legal Matters

        Stryker, Tams & Dill LLP have given its opinion regarding the legality of the common stock covered by this Prospectus. Stryker, Tams & Dill LLP and Richards, Layton & Finger, P.A. have given their opinions regarding the legality and binding effect of the common stock purchase rights appurtenant to the common stock covered by this Prospectus.

Plan Modification or Termination

        National Fuel reserves the right to suspend, modify or terminate the Plan at any time. You will receive notice of any such suspension, modification or termination. National Fuel and the Administrator also reserve the right to change any administrative procedures of the Plan.

Change of Eligibility; Termination

        National Fuel reserves the right to deny, suspend or terminate participation by a shareholder who is using the Plan for purposes inconsistent with the intended purpose of the Plan. In such event, National Fuel Shareholder Services will notify you in writing and will continue to safekeep your shares but will no longer accept optional cash investments or reinvest your dividends. National Fuel Shareholder Services will issue a certificate to you upon written request.

Foreign Participation

        If you live outside of the U.S., you should first determine if there are any laws or governmental regulations that would prohibit your participation in the Plan. National Fuel reserves the right to terminate participation of any shareholder if it deems it advisable under any foreign laws or regulations.

Experts

        The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K of National Fuel Gas Company for the year ended September 30, 2000 have been incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        National Fuel's Annual Report on Form 10-K includes information relating to oil and natural gas reserves of Seneca Resources Corporation and National Fuel Exploration Corporation, wholly-owned subsidiaries of National Fuel. Ralph E. Davis Associates, Inc., and McDaniel & Associates Consultants Ltd., as experts in petroleum engineering, have issued an audit report regarding that information.

National Fuel Gas Company
10 Lafayette Square
Buffalo, New York 14203

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